U.S. SECURITIES AND EXCHANGE COMMISSION	+----------------+ | OMB Number | | 3235-0058 | | expires | | 01/31/2002 | | | | SEC File # | | 000- | | CUSIP # | | | +----------------+
WASHINGTON D.C. 20549

FORM 12b-25 NOTIFICATION OF LATE FILING

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Form 10-KSB [ X ]       Form 20-F [   ]       Form 11-K [    ]       Form 10-QSB [    ]       Form N-SAR

For Period Ended:
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[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR
For the Transition Period Ended: ________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

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Full Name of Registrant:
Forward Industries Inc.
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Former Name if Applicable

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Address of Principal Executive Office (Street and Number)
1801 Green Road, Suite E.
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City, State, Zip Code
Pompano Beach, FL 33064
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PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)		The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	XX

The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed -- due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)		The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

As a result of a non-cash charge in the fiscal years ended September 30, 2000 and 1999, the registrant intends to restate its Fiscal 2000 and Fiscal 1999 results. The Registrant's annual report on Form 10-KSB cannot be filed timely without unreasonable effort or expense as a result of such restatement.

PART IV - OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification:

Douglas Sabra	904	360-6420
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(Name)	(Area Code)	(Telephone No.)

(2)     have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X]  Yes     [    ]No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X]  Yes     [X]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant is in discussions with its auditor regarding the valuation of its deferred tax asset. Our discussions have not concluded. Excluding the foregoing, the registrant will report a pre-tax operating loss of approximately $634,900.

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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	December 24, 2001	By:	/s/ Douglas W. Sabra
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